Public

Amend

16002138

SEC Mail Processing Section

APR 05 2016

Washington DC 412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-69147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Square Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 Westchase Boulevard, Suite 310
(No. and Street)

Raleigh (City) North Carolina (State) 27607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Braxton C. Wall (919) 825-1534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

4515 FALLS OF NEUSE ROAD, Suite 450 (Address) Raleigh (City) North Carolina (State) 27609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Pendergrass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Square Capital, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Melissa J. Pendergrass
Signature

Managing Member
Title

Olaf T Von Ramm, III
NOTARY PUBLIC
Wake County, NC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCON SQUARE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	256,679
Receivables from clearing organization		221,613
Other receivables		-
Prepaid expenses		26,591
Other assets - soft dollar		541,818
Total current assets		1,046,701
Fixed assets:		
Furniture and equipment		20,668
Less: accumulated depreciation		7,268
Net fixed assets		13,400
Other assets:		
Deposits with clearing organization		131,528
Security deposit		17,705
Total other assets		149,233
Total assets	$	1,209,334

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Commissions payable	$	183,878
Accounts payable		24,267
Other liabilities - soft dollar		541,628
Total liabilities		749,773
Members' equity		459,561
Total liabilities and members' equity	$	1,209,334

The accompanying notes are an integral part of these financial statements.